Impac Mortgage Holdings, Inc.

19500 Jamboree Road

Irvine, CA 92612

June 12, 2015

VIA EDGAR

Tom Kluck, Legal Branch Chief

Jerard Gibson, Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:                    Impac Mortgage Holdings, Inc.

Registration Statement on Form S-3

Filed May 28, 2015

File No. 333-204513

Dear Mr. Kluck:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Impac Mortgage Holdings, Inc., a Maryland corporation (the “Company”), respectfully requests that the effective date for the Company’s Registration Statement on Form S-3, originally filed with the Securities and Exchange Commission (the “Commission”) on May 28, 2015 be accelerated so that it will be declared effective at 5:00 pm Eastern time, on Tuesday, June 16, 2015, or as soon thereafter as is practicable.

***

The Company acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the  filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in  declaring the filing effective, does not relieve the Company from its full responsibility for the  adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense  in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need anything further, please contact Katherine Blair of Manatt, Phelps & Phillips, LLP at 310-312-4252.

Sincerely,

Impac Mortgage Holdings, Inc.

By:	/s/ Todd Taylor
Todd Taylor
Chief Financial Officer

cc:                                Joseph R. Tomkinson, CEO

Ron Morrison, GC

Katherine J. Blair, Manatt, Phelps & Phillips, LLP